Exhibit 99.2

high-trend international group

NOTICE OF 2026 Extraordinary GENERAL MEETING

To be held on MAY 7, 2026

Notice is hereby given that High-Trend International Group (the “Company”), a Cayman Islands exempted company with limited liability, will hold an extraordinary general meeting of the shareholders (the “General Meeting”), remotely via the following Zoom link https://us02web.zoom.us/j/85326063743?pwd=y3luWuWdj4Sc65KUwjn19Nx7bMgQIT.1 on May 7, 2026, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

BY AN ORDINARY RESOLUTION TO APPROVE THAT the authorized share capital of the Company be increased from US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$5,275,250 divided into 2,000,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 110,100,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Share Capital Increase”).

RESOLUTION 2:

BY a special RESOLUTION TO APPROVE THAT the voting rights attached to each class B ordinary share, US$0.0025 par value per share, of the Company be increased from twenty (20) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Increase of the Voting Rights of Class B Ordinary Shares”).

RESOLUTION 3:

BY a special RESOLUTION TO APPROVE THAT the third amended and restated memorandum and articles of association of the Company as currently in effect be amended and restated by the deletion in their entirety and the substitution in their place with the new amended and restated memorandum and articles of association of the Company in the form attached hereto as the “Fourth Amended and Restated M&A” which reflects, among others, the Share Capital Increase and the Increase of the Voting Rights of Class B Ordinary Shares.

RESOLUTION 4:

BY AN ORDINARY RESOLUTION TO APPROVE THAT

(i)	all the issued and outstanding and unissued class A ordinary shares, US$0.0025 par value per share, of the Company in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the General Meeting, at the exact consolidation ratio and effective time as the board of directors of the Company (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1000:1;

(ii)	the Board be authorized, at its absolute and sole discretion, to either (a) implement such Share Consolidation(s), and determine the exact consolidation ratio and effective date of each Share Consolidation during a period of up to two years of the date of the General Meeting; or (b) elect not to implement any Share Consolidation during a period of up to two years of the date of the General Meeting;

(iii)	the Board be authorized to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class; and

(iv)	the Board be authorized, if and when deemed advisable by it in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s), including to amend the memorandum and articles of association of the Company effective as of that time to reflect each of such Share Consolidation(s) and instruct the registered office provider of the Company to attend to the filing of such amended and restated the memorandum and articles of association of the Company with the Registrar of Companies of the Cayman Islands.

RESOLUTION 5:

BY a special RESOLUTION TO APPROVE THAT subject to the passing of Resolution 4 and the separate approval of the holders of class A ordinary shares of the Company of the Share Consolidations, and entirely conditional upon the effectiveness of each Share Consolidation, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company in effect concurrently or immediately after the effectiveness of each Share Consolidation, so long as it is implemented within two years after the conclusion of the General Meeting.

The General Meeting will be held immediately following a meeting of the holders of class A ordinary shares, US$0.0025 par value per share, of the Company (the “Class A Meeting”). The Class A Meeting will be held at 9 AM, Eastern Time on May 7, 2026. The notices of the Class A Meeting are distributed to all holders of class A ordinary shares of the Company separately.

By Order of the Board of Directors,

High-Trend International Group

Shixuan He

Chief Executive Officer

April 6, 2026

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 60 Paya Lebar Road #06-17 Paya Lebar Square Singapore 409051 or send copies of the foregoing by email to adm@htcoint.com, in each case marked for the attention of High-Trend International Group, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is two or more holders of shares which carry not less than one-half of all votes attaching to the shares in issue and entitled to vote at the Meeting.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of or against the resolutions or may abstain at his/her discretion.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

High-Trend International Group

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint

________________________________________________________

of	________________________________________________________

as my/our proxy2 or failing him/her the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2026 extraordinary general meeting of the Company to be held remotely via Zoom at link https://us02web.zoom.us/j/85326063743?pwd=y3luWuWdj4Sc65KUwjn19Nx7bMgQIT.1 on May 7, 2026 and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain
1.	BY AN ORDINARY RESOLUTION TO APPROVE THAT the authorized share capital of the Company be increased from US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$5,275,250 divided into 2,000,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 110,100,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Share Capital Increase”).	☐	☐	☐
2.

BY a special RESOLUTION TO APPROVE THAT the voting rights attached to each class B ordinary share, US$0.0025 par value per share, of the Company be increased from twenty (20) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Increase of the Voting Rights of Class B Ordinary Shares”).

		☐	☐	☐
3.	BY a special RESOLUTION TO APPROVE THAT the third amended and restated memorandum and articles of association of the Company as currently in effect be amended and restated by the deletion in their entirety and the substitution in their place with the new amended and restated memorandum and articles of association of the Company in the form attached hereto as the “Fourth Amended and Restated M&A” which reflects, among others, the Share Capital Increase and the Increase of the Voting Rights of Class B Ordinary Shares.	☐	☐	☐
4.

BY AN ORDINARY RESOLUTION TO APPROVE THAT

(i)          all the issued and outstanding and unissued class A ordinary shares, US$0.0025 par value per share, of the Company in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the General Meeting, at the exact consolidation ratio and effective time as the board of directors of the Company (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1000:1;

(ii)         the Board be authorized, at its absolute and sole discretion, to either (a) implement such Share Consolidation(s), and determine the exact consolidation ratio and effective date of each Share Consolidation during a period of up to two years of the date of the General Meeting; or (b) elect not to implement any Share Consolidation during a period of up to two years of the date of the General Meeting;

(iii)       the Board be authorized to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class; and

(iv)        the Board be authorized, if and when deemed advisable by it in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s), including to amend the memorandum and articles of association of the Company effective as of that time to reflect each of such Share Consolidation(s) and instruct the registered office provider of the Company to attend to the filing of such amended and restated the memorandum and articles of association of the Company with the Registrar of Companies of the Cayman Islands.

		☐	☐	☐

5.	BY a special RESOLUTION TO APPROVE THAT subject to the passing of Resolution 4 and the separate approval of the holders of class A ordinary shares of the Company of the Share Consolidations, and entirely conditional upon the effectiveness of each Share Consolidation, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company in effect concurrently or immediately after the effectiveness of each Share Consolidation, so long as it is implemented within two years after the conclusion of the General Meeting.	☐	☐	☐

Dated:

Executed by:

__________________________________
Signature of shareholder Name of Authorized Officer/Attorney:[3]

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.